Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer
          and Secretary
Telephone: +30-210-9485-360
Email: izafirakis@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES PRICING OF APPROXIMATELY US$12.5 MILLION
UNDERWRITTEN PUBLIC OFFERING

ATHENS, GREECE, January 21, 2022 – OceanPal Inc. (NASDAQ: OP) (the "Company"), a global shipping company specializing in the ownership of vessels, announced today the pricing of an underwritten public offering consisting of 15,571,429 units at a price of US$ 0.77 per unit, each unit consisting of one share of common stock (or one pre-funded warrant in lieu of one share of common stock) and one Class A warrant to purchase one share of common stock, which will immediately separate upon issuance. In addition, certain selling stockholders affiliated with the Company are selling 628,571 shares of common stock.  Each share of common stock sold by a selling stockholder will be sold with one Class A warrant to purchase one share of common stock. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, are expected to be approximately US$11,990,000. The Company intends to use the net proceeds of the offering for general corporate purposes, including for the potential future acquisition of vessels. The Company will not receive any of the gross proceeds from the sale of shares of common stock by the selling shareholders.

Each Class A warrant is immediately exercisable for one share of common stock at an exercise price of US$ 0.77 per share and will expire five years from issuance. The offering is expected to close on or about January 25, 2022, subject to customary closing conditions.

Maxim Group LLC is acting as sole book-running manager in connection with the offering.

The Company and the selling stockholders have granted the underwriter a 45-day option to purchase up to an aggregate of 2,430,000 additional shares of common stock, of which 1,148,577 may first be purchased from the selling stockholders and 1,281,423 may thereafter be purchased from the Company, and/or up to 1,281,423 prefunded warrants and/or 2,430,000 Class A warrants, at the public offering price less discounts and commissions.

The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-262129) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC") on January 20, 2022 (the "Registration Statement"). A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company's vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company's vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the successful completion of the offering to which this press release relates, the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses' and governments' responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.